October 24, 2008

Lee T. Kranefuss
Attention: BGI's Product Management Team,
Intermediary Investors and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
400 Howard Street
San Francisco, CA  94105

   **Re: iShares Diversified Alternatives Trust**
     **Amendment No. 1 to Registration Statement on Form S-1**
     **Filed October 14, 2008**
     **File No. 333-153099**

Dear Mr. Kranefuss:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted significant information that is either currently available to the Trust or that materially effects the ability of the Trust to conduct the proposed offering.  For example, we note that you have not included the specific fee percentages the Trust will pay on its net assets, complete break-even disclosure and required audited financial statements.  Please provide this information in your next amendment on Form S-1.  Additionally, we note that the Trust has not been formed as of the date of your filing.

2.  We note your response to our prior comment 2 regarding the advisor's experience or prior performance in commodities trading.  We also note the risk factor on page 23 dealing with the fact that the trust will be subject to risks associated with being newly organized and the statement in this risk factor regarding the sponsor and advisor's lack of experience with actively managed, publicly offered commodity funds.  In light of the lack of prior experience, please add a separate risk factor in the Risk Factors section discussing this risk in further detail.  Additionally, please add this risk to the cover page of the prospectus.

3.  We note your response to our prior comment 3.  Please disclose on the cover page that the initial basket(s) will be sold for $50 per share.  Additionally, please disclose on the cover page the offering price Authorized Participants will pay following the initial purchase of the initial baskets by the Initial Authorized Participant.   Finally, please also include disclosure of both the initial offering price and the offering price to Authorized Participants at a later time in the Plan of Distribution section.

Forward-Looking Statements, page iii

4.  We note your response to our prior comment 4.  We believe that the sentence as written is not consistent with applicable law and thus should be deleted or revised.

Legal Opinions

5.  Please confirm that you will file executed legal opinions prior to effectiveness and update the reference to the tax opinion in the prospectus accordingly.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc:     David Yeres, Esq. (via facsimile)
        Edgard Alvarez, Esq. (via facsimile)